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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

SurModics, Inc.

(Name of Issuer)

Common Stock, $.05 par value

(Title of Class of Securities)

868873 10 0

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (12-02)

CUSIP No. 868873 10 0	13 G	Page 2 of 4 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). David A. Koch

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

	5.	Sole Voting Power
		827,820 (includes 53,600 shares which may be purchased upon exercise of options)
Number of	6.	Shared Voting Power
Shares
Beneficially		240,000
Owned by Each	7.	Sole Dispositive Power
Reporting
Person		827,820 (includes 53,600 shares which may be purchased upon exercise of options)
With:	8.	Shared Dispositive Power

		240,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,067,820 (includes 53,600 shares which may be purchased upon exercise of options)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount In Row (9) 6.0%

12.	Type of Reporting Person (See Instructions) IN

Answer every item. If an item is inapplicable or the answer is in the negative, so state.

Item 1(a)	Name of Issuer:

SurModics, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

9924 West 74th Street
Eden Prairie, MN 55344-3523

Item 2(a)	Name of Person Filing:

See Cover Page Item 1

Item 2(b)	Address of Principal Business Office or, if none, residence:

1582A Homestead Trail
Long Lake, MN 55356

Item 2(c)	Citizenship:

See Cover Page Item 4

Item 2(d)	Title of Class of Securities:

Common Stock, $.05 par value

Item 2(e)	CUSIP No.:

See Cover Page

Item 3	Statement filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not applicable

Item 4	Ownership

See Cover Page Items 5 through 11

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Page 3 of 4 Pages

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable

Item 8	Identification and Classification of Members of the Group:

Not applicable

Item 9	Notice of Dissolution of Group:

Not applicable

Item 10	Certifications:

Not applicable

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of December 31, 2004.

January 27, 2005

(Date)

/s/ David A. Koch

(Signature)

David A. Koch

(Name and title)

Page 4 of 4 Pages